Exhibit 13.2


20/20 Gene Systems
Investor Deck
2018

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Reserve a spot in 20/20 GeneSystems

Early-stage cancer detection

$861,250 Amount Reserved

$26,000,000 Pre-Money valuation

RESERVE YOUR SPOT IN 20/20 GENESYSTEMS

By making a reservation, you are requesting a spot to invest in 20/20 GeneSystems's upcoming offering. A reservation is non-binding and you may change the amount at any time.

Website: http://2020gene.com/

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Highlights
Overview
Product & Service
The Team
Term Sheet
Investor Perks

Company Highlights

- Introducing OneTest™ this year — what we believe is the first multi-cancer early detection blood test powered by machine learning algorithms built with data from tens of thousands of individuals tested before being diagnosed with cancer
- Backed by Ping An Ventures, the strategic investment arm of one of China's leading health insurance and digital health companies
- 7 issued patents with numerous patent applications pending worldwide
- Awarded more than $6mm in government grants and contracts from the National Institutes of Health (NIH) in support of cancer diagnostic technologies
- Previously tested over 3,500 individuals with its PAULA's test for the early detection of lung cancer

Fundraise Highlights

- Total Round Size: US $12,000,000
- Raise Description: Series B
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $26,000,000
- Target Minimum Raise Amount: US $450,000

20/20 GeneSystems ("20/20") is a digital diagnostics company with the core mission of reducing cancer mortality in the U.S. and around the world through early detection

It is unfortunate that we often hear about someone who goes to their doctor with what seems like an innocuous symptom only to be diagnosed with a advanced stage cancer. This is all too common because many cancers present without obvious symptoms until they progress into the later stages of development and become difficult or impossible to effectively treat. However, early detection can be key to better treatment outcomes and long-term survival.

Cancer is the second leading cause of death in the world, responsible for 14 million new cases in 2012 and 8.8 million deaths in 2015. However, early Detection of many cancers through screening drastically improves survival. In lung cancer, the #1 cancer killer, the 5-year survival rate for screen detected Stage 1 is better than 90% vs, less than 10% for Stage 4 when it is most commonly first diagnosed. The global cancer diagnostics market was valued at $7.1 billion in 2015 and is projected to reach $13.1 billion by the year 2020, increasing at a compound annual growth rate (CAGR) of 12.9% during this period.

To accomplish our mission of improving cancer outcomes through early detection we develop and commercialize blood tests using innovative, proprietary, but reliable scientific methods. 20/20's cancer tests measure and track the levels of protein "biomarkers" in the blood which tend to increase as tumors grow and spread. Importantly, the machines and biochemicals we use to measure these biomarkers are the same ones widely used by thousands of top tier medical testing laboratories worldwide thereby enhancing reliability and affordability through economies of scale. Furthermore, this permits us to capture data from thousands of others similarly tested and then follow-up to assess their health history one year after the test. This data is then used to build machine learning algorithms that have been demonstrated by 20/20 and our collaborators to improve diagnostic accuracy over biomarker testing alone. We believe we are the first company to utilize this technical approach.

Product & Service

Using 20/20 Hindsight: Our innovative business model uses advanced analytics on large volumes of real world, clinically relevant patient health data collected from hospital centers where tumor biomarker testing has been used for many years.

OneTest™ — A New Multi Cancer Blood Test
This year, 20/20 is introducing OneTest™ , a new blood test for broad cancer screening which can aid in the early detection of five or more cancer types not commonly screened for in the U.S. In this country for more than three decades the screening for only 4 cancers has been widely utilized: breast, cervical, prostate, and colon. OneTest™ aids in the early detection of these additional cancers which are usually deadly if not detected early:

- Lung
- Liver
- Stomach / Gastric
- Pancreas
- Ovarian

The foundation of OneTest™ is derived from blood tests administered at "Health Check Centers", especially common in East Asia, where millions of individuals visit yearly for hours or even day-long check-ups. In Japan, Korea, and China, where this type of biomarker testing is very popular, a high priority is placed on prevention through regular testing and early detection. Using a proprietary approach we call "20/20 Hindsight" we improve upon the East Asian model by building and integrating machine learning algorithms trained with data from tens of thousands of individuals similarly tested and for whom cancer outcomes are known. Repeat or serial testing at least yearly has been shown to further improve accuracy based on studies conducted by several groups worldwide. We therefore expect to also provide our customers with a secure cloud portal track serial test results.

PAULA'S Test for Lung Cancer

OneTest™ is a follow up to 20/20's PAULA'S Test™ for the early detection of lung cancer which has already been used to test over 3,500 individuals. PAULA's Test can help detect lung cancer in patients without symptoms, even at the earliest stages. While lung screening using Low Dose CT scans is available today at many hospitals, many patients do not meet the eligibility criteria to receive screening tests. For patients who are at risk for lung cancer but either do not meet eligibility or who choose not to undergo annual CT scans, PAULA's Test may be an option as an early detection test. (Since most of the biomarker in PAULAs test are now part of OneTest we might integrate these two tests in the near future.)

BioCheck Biological Detection

20/20 has a successful and profitable legacy product called BioCheck® that pre-dates it cancer tests. BioCheck® and is used by hundreds of emergency responder organizations worldwide to screen suspicious powders for the presence of a biological agent. Broadly patented and validated by leading government agencies involved in bioterrorism defense, BioCheck is often the first product used by fire departments and hazardous materials specialists when confronting an unknown powder agent such as those sent through the mail.

Media Mentions

The Team

Founders and Officers



Jonathan Cohen
CEO

Under Mr. Cohen's leadership, 20/20 GeneSystems has brought in approximately $6 million in grant funding and launched two successful products, a kit for suspicious powders used by hundreds of emergency responder organizations worldwide and a blood test for the early detection of lung cancer. As 20/20's CEO, Mr. Cohen forged strategic alliances with Fortune 500 companies such as Johnson & Johnson, Eastman Kodak, Abbott Diagnostics, and Ping An Ventures, the investment arm of the largest insurance company in China. Before founding 20/20, Mr. Cohen was patent and general counsel for two publicly traded companies: Ventana Medical Systems Inc. (acquired by Roche diagnostics in 2008 for $3.4 billion) and Oncor Inc. Mr. Cohen had more than 18 years of experience in biotechnology patents and licensing matters. He has a Master of Science in Biotechnology from Johns Hopkins University and a law degree from the American University.

Key Team Members



Victoria Doseeva
Director of Diagnostics Development



Barry Cohen
Software Development



Richard Scherer
Director of Laboratory Operations

Term Sheet

Fundraising Description

Round type:	Series B
Round size:	US $12,000,000
Minimum investment:	US $1,000
Target Minimum:	US $450,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $26,000,000
Liquidation preference:	1.0x

Use of Proceeds



Investor Perks

Unallocated
IP Protection & Acquisit...
General Corporate & W...
R&D
Marketing (East Asia)
Marketing (North Amer...

***Reservation period perks**:*

For those who convert a reservation of **$10,000**: Twenty transferable multi-cancer or lung tests

For those who convert a reservation of **$50,000**: Lifetime of annual cancer screenings for a spousal pair

For those who convert a reservation of **$150,000**: All of the above plus an all-expenses paid trip (airfare and lodging) for one to Taiwan for a 2 day state-of-the-art platinum level medical checkup including OneTEST and a full battery of tests for all body systems.

For those who convert a reservation of **$300,000**: All of the above for four individuals

---

Live campaign perks:

$2,500: Two transferable multi-cancer or lung tests

$10,000: Six transferable multi-cancer or lung tests

$75,000: Twenty transferable multi-cancer or lung tests

$100,000: Lifetime of annual cancer screenings for a spousal pair

$200,000: All of the above plus an all-expenses paid trip (airfare and lodging) for one to Taiwan for a 2 day state-of-the-art platinum level medical checkup including OneTEST and a full battery of tests for all body systems.

$250,000: All of the above for two individuals

$500,000: All of the above for four individuals

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of 20/20 GeneSystems's prior rounds by year.



$27000000
$26000000
$25000000
$24000000
$23000000
$22000000
$21000000
$20000000
$19000000
Other Series A-2 (Preferred)
Current Series B (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $1,067,285
Closed Date	Jan 23, 2018
Security Type	Preferred Equity
Pre-money Valuation	US $20,000,000

Risks and Disclosures

Our success depends heavily on our cancer screening tests.

For the foreseeable future, our ability to generate revenues will depend almost entirely on the commercial success of our cancer tests. The commercial success and our ability to generate revenues will depend on a variety of factors, including the following:

● patient acceptance of and demand for our tests;

● acceptance in the medical community;

● successful sales, marketing, and educational programs, including successful direct-to-patient marketing such as online advertising;

● the amount and nature of competition from other multi- cancer screening products and procedures;

● the ease of use of our ordering process for physicians; and

● maintaining and defending patent protection for the intellectual property and our ability to establish and maintain adequate commercial manufacturing, distribution, sales and CLIA laboratory testing capabilities.

If we are unable to develop and maintain substantial sales of our tests or if we are significantly delayed or limited in doing so, our business prospects, financial condition and results of operation would be adversely affected.

The success of our tests depends on the degree of market acceptance by physicians, patients, and others in the medical community.

Our tests may not gain market acceptance by physicians, and others in the medical community. The degree of market acceptance of our tests will depend on a number of factors, including:

● its demonstrated sensitivity and specificity for detecting cancers;

● its price;

● the availability and attractiveness of alternative screening methods;

● the willingness of physicians to prescribe our tests; and

● the ease of use of our ordering process for physicians.

If our OneTest™ does not achieve an adequate level of acceptance, we may not generate the substantial revenues we need to generate to become profitable.

Our near-term revenues will be derived mainly from payment from consumers and employers rather than government or private health insurance.

Should we be able to successfully market our diagnostic tests and software we will, for at least the near-term, rely on self-pay from the consumers and employers but may not be able to receive reimbursement for them from payers, such as health insurance companies, health maintenance organizations and Medicare, or any reimbursement that we receive may be lower than we anticipate. We cannot guarantee that a sufficient number of consumers or their employers will willingly pay the amounts we require to sustain growth and profitability.

We currently manufacture our tests predominantly in one facility and perform our testing in one laboratory facility. As demand for our tests grow, we may lack adequate facility space and capabilities to meet increased processing requirements. Moreover, if these or any future facilities or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

We currently perform testing in a single laboratory facility in Rockville, Maryland. Our headquarters and manufacturing facilities are also located in Rockville, Maryland.

As we expand sales and increase the number of tests processed by our laboratory facility, we may need to expand or modify our existing laboratory facility or acquire new laboratory facilities to increase our processing capacity. Any failure to do so on terms acceptable to us, if at all, may significantly delay our processing times and capabilities, which may adversely affect our business, financial condition and results of operation.

If these, or any future facilities, were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, our business could be severely disrupted. If our laboratory is disrupted, we may not be able to perform testing or generate test reports as promptly as patients and healthcare providers require or expect, or possibly not at all. If we are unable to perform testing or generate test reports within a timeframe that meets patient and healthcare provider expectations, our business, financial results and reputation could be materially harmed.

We currently maintain insurance against damage to our property and equipment and against business interruption and research and development restoration expenses, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

We will spend a substantial amount of our capital on data acquisition, data analytics and algorithm development, but our products might not succeed in gaining widespread market acceptance.

We have developed and will continually refine new biomarker test panels and associated algorithms. The main focus of these products is on early detection of cancer. Our technologies many not prove to be sufficiently efficacious or medically useful to gain widespread adoption or market share. The diagnostics tests and software that we have introduced to the market to date and have not yet generated significant revenues. Without diagnostic test sales or licensing fee revenues, we will not be able to operate at a profit, and we will not be able to cover our operating expenses without raising additional capital.

Physicians and hospitals may be reluctant to try a new diagnostic test due to the high degree of risk associated with the application of new technologies and diagnostic tests in the field of human medicine, especially if the new test differs from the current standard of care for detecting cancer in patients. Competing tests for the screening or initial diagnosis of cancer are being developed by established companies, other small biotechnology companies, and academic laboratories.

There also is a risk that our competitors may succeed in developing more accurate or more cost effective diagnostic tests that could render our diagnostic tests and technologies obsolete or noncompetitive. Even if our tests are technically superior, we may not be able to differentiate our products sufficiently from our competition.

Sales of any diagnostic tests that we develop and commercialize could be adversely impacted by the reluctance of physicians to adopt, promote or encourage the use of our tests and the availability of competing diagnostic tests.

The value of our diagnostic products is thus far proven mainly with real world evidence, or RWE, rather than traditional clinical trials; there is no assurance that RWE will gain wide acceptance by the medical establishment or regulators in the countries in which we conduct business. Also, there is no assurance that data derived from East Asia will be accepted in Western nations, and generating data from Western populations could be time consuming and expensive.

The value of machine learning and artificial intelligence in our algorithms is novel, not entirely proven, and might not be widely embraced by the medical establishment or regulators in the countries in which we conduct business.

If we fail to meet our obligations under various license and technology transfer agreements, we may lose our rights to key technologies or data sources on which our business depends.

Our business will depend on several critical technologies and data sources that have licenses from various overseas research centers. These license agreements typically impose obligations on us, including payment obligations and obligations to pursue development and commercialization of diagnostic tests under the licensed patents and technology. If licensors believe that we have failed to meet our obligations under a license agreement, they could seek to limit or terminate our license rights, which could lead to costly and time-consuming dispute resolution and, potentially, a loss of the licensed rights. During the period of any such litigation our ability to carry out the development and commercialization of potential diagnostic tests, and our ability to raise any capital that we might then need, could be significantly and negatively affected. If our license rights were restricted or ultimately lost, we would not be able to continue to use the licensed patents and technology in our business.

We have limited marketing and sales resources and few distribution resources for the commercialization of any diagnostic tests that we have developed.

If we are successful in developing marketable diagnostic tests, we will need to build our own marketing and sales capability, which would require the investment of significant financial and management resources to recruit, train, and manage a sales force.

In the event that one or more lawsuits are filed against us, we could be subject to reputational risk.

Our diagnostic tests are intended for use only as screening devices, which trigger more in-depth diagnostic procedures. If our tests failed to detect cancer in a patient with a malignant tumor and the patient sued us, we could incur reputational damage if doctors or patients were dissuaded from using our tests. Repeated lawsuits could also precipitate regulatory scrutiny that could negatively impact our ability to sell our products.

We are expecting patient self-pay to constitute a significant portion of our revenues through 2019, and our revenues could decline if individuals fail to provide timely and adequate payment for our diagnostic tests and algorithms.

We expect that a substantial portion of the patients for whom we will perform diagnostic tests will have Medicare as their primary medical insurance. Even if our planned tests are otherwise successful, reimbursement for the Medicare-covered portions of our planned tests might not, without Medicare reimbursement, produce sufficient revenues to enable us to reach profitability and achieve our other commercial objectives.

Private health insurance company policies may deny coverage or limit the amount they will reimburse us for the performance of our diagnostic tests.

Patients who are not covered by Medicare will generally rely on health insurance provided by private health insurance companies. If we are considered a "non-contracted provider" by a third-party payer, that payer may not reimburse patients for diagnostic tests performed by us or doctors within the payer's network of covered physicians may not use our services to perform diagnostic tests for their patients. As a result, we may need to enter into contracts with health insurance companies or other private payers to provide diagnostic tests to their insured patients at specified rates of reimbursement which may be lower than the rates we might otherwise collect.

Our business is subject to various complex laws and regulations. We could be subject to significant fines and penalties if we or our partners fail to comply with these laws and regulations.

As a provider of clinical diagnostic products and services, we and our partners are subject to extensive and frequently changing federal, state and local laws and regulations governing various aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding:

● test ordering and billing practices;

● marketing, sales and pricing practices;

● health information privacy and security, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and comparable state laws;

● anti-markup legislation; and

● consumer protection.

We are also required to comply with U.S. Food & Drug Administration, or FDA, regulations, including with respect to our labeling and promotion activities. In addition, advertising of our tests is subject to regulation by the Federal Trade Commission, or FTC. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of any FTC requirement could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar regulatory and enforcement authority for devices. Additionally, most foreign countries have authorities comparable to the FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA and FTC regulation. We incur various costs in complying and overseeing compliance with these laws and regulations.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments and healthcare laws and regulations are subject to change. Following the 2016 elections, such change may be swift and significant. Development of the existing commercialization strategy for our tests have been based on existing healthcare policies. We cannot predict what additional changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

If we or our partners, including independent sales representatives, fail to comply with these laws and regulations, we could incur significant fines and penalties and our reputation and prospects could suffer. Additionally, our partners could be forced to cease offering our products and services in certain jurisdictions, which could materially disrupt our business.

We could be unexpectedly required to obtain regulatory approval of our diagnostic test products in one or more countries in which we do business.

Our diagnostic test products are classified as either Laboratory Developed Tests or Clinical Decision Support Software, which, in general, are not currently regulated by the FDA. However, FDA policies and practices could be interpreted or evolve to deem our products under their jurisdiction and in need of approval as a condition to continued marketing in the U.S. This may also be the case for corresponding foreign regulatory authorities.

As a result of required FDA pre-market review, our tests may not be cleared or approved on a timely basis, if at all.

The regulatory approval process may involve, among other things, successfully completing additional clinical trials and making a 510(k) submission, or filing a pre-market approval application with the FDA.

We will have to maintain our CLIA certificate of registration license for our laboratory for the manufacture and use of diagnostic tests and as part of re-certification our laboratory will be inspected.

In addition to meeting federal regulatory requirements, each state has its own laboratory certification and inspection requirements for a CLIA laboratory that must be met in order to sell diagnostic tests in the state. CLIA licensed laboratories can lose their licenses if problems arise during a periodic inspection.

We will have to maintain our CLIA certificate of registration license for our laboratory for the manufacture and use of diagnostic tests and as part of re-certification our laboratory will be inspected.

In addition to meeting federal regulatory requirements, each state has its own laboratory certification and inspection requirements for a CLIA laboratory that must be met in order to sell diagnostic tests in the state. CLIA licensed laboratories can lose their licenses if problems arise during a periodic inspection.

If the FDA regulates Laboratory Developed Tests and requires that we seek pre-market approval, there is no assurance that we will be able to comply with FDA requirements.

If we unexpectedly are required to obtain regulatory approval of our diagnostic test products, it may take two years or more to conduct the clinical studies and trials necessary to obtain pre-market approval from the FDA. Even if our clinical trials are completed as planned, we cannot be certain that the results will support our test claims or that the FDA will agree with our conclusions regarding our test results. Success in early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior clinical trials and studies. If we are required to conduct pre-market clinical trials, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The clinical trial process may fail to demonstrate that our tests are effective for the proposed indicated uses, which could cause us to abandon a test candidate and may delay development of other tests.

We may be required to comply with federal and state laws governing the privacy of health information, and any failure to comply with these laws could result in material criminal and civil penalties.

HIPAA sets forth security regulations that establish administrative, physical and technical standards for maintaining the confidentiality, integrity and availability of protected health information in electronic form. We also may be required to comply with state laws that are more stringent than HIPAA or that provide individuals with greater rights with respect to the privacy or security of, and access to, their health care records. HITECH established certain health information security breach notification obligations that require covered entities to notify each individual whose protected health information is breached.

We may incur significant compliance costs related to HIPAA and HITECH privacy regulations and varying state privacy regulations and varying state privacy and security laws. Given the complexity of HIPAA and HITECH and their overlap with state privacy and security laws, and the fact that these laws are rapidly evolving and are subject to changing and potentially conflicting interpretation, our ability to comply with the HIPAA, HITECH and state privacy requirements is uncertain and the costs of compliance are significant. The costs of complying with any changes to the HIPAA, HITECH and state privacy restrictions may have a negative impact on our operations. Noncompliance could subject us to criminal penalties, civil sanctions and significant monetary penalties as well as reputational damage.

We are subject to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

We are subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business. These health care laws and regulations include the following:

● The federal Anti-Kickback Statute;

● The federal physician self-referral prohibition, commonly known as the Stark Law;

● The federal false claims and civil monetary penalties laws;

● The federal Physician Payment Sunshine Act requirements under the Affordable Care Act; and

● State law equivalents of each of the federal laws enumerated above.

Any action brought against us for violation of these laws or regulations, even if we are in compliance and successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to applicable penalties associated with the violation, including, among others, administrative, civil and criminal penalties, damages and fines, and/or exclusion from participation in Medicare, Medicaid programs, including the California Medical Assistance Program (Medi-Cal—the California version of the Medicaid program) or other state or federal health care programs. Additionally, we could be required to refund payments received by us, and we could be required to curtail or cease our operations.

If we are unable to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures. There is no certainty that our pending or future patent applications will result in the issuance of patents or that our issued patents will be deemed enforceable.

The success of our business depends significantly on our ability to operate without infringing patents and other proprietary rights of others. If the technology that we use infringes a patent held by others, we could be sued for monetary damages by the patent holder or its licensee, or we could be prevented from continuing research, development, and commercialization of diagnostic tests that rely on that technology, unless we are able to obtain a license to use the patent. The cost and availability of a license to a patent cannot be predicted, and the likelihood of obtaining a license at an acceptable cost

would be lower if the patent holder or any of its licensees is using the patent to develop or market a diagnostic test with which our diagnostic test would compete. If we could not obtain a necessary license, we would need to develop or obtain rights to alternative technologies, which could prove costly and could cause delays in diagnostic test development, or we could be forced to discontinue the development or marketing of any diagnostic tests that were developed using the technology covered by the patent.

We have issued patents and patent applications pending worldwide that are owned by or exclusively licensed to us. We and our collaborators expect to continue to file and prosecute patent applications covering the products and technology that we commercialize. However, there is no assurance that any of our licensed patent applications, or any patent applications that we have filed or that we may file in the future in the United States or abroad, will result in the issuance of patents.

Our success will depend in part on our ability to obtain and enforce patents and maintain trade secrets in the United States and in other countries. If we are unsuccessful in obtaining and enforcing patents, our competitors could use our technology and create diagnostic tests that compete with our diagnostic tests, without paying license fees or royalties to us.

The relatively recent Supreme Court decisions in Mayo Collaborative Services v. Prometheus Laboratories, Inc. and Alice Corp. v. CLS Bank Int'l may adversely impact our ability to obtain strong patent protection for some or all of our diagnostic tests and associated algorithms.

There are a limited number of manufacturers of molecular diagnostic equipment and related chemical reagents necessary for the provision of our diagnostic tests.

The test panels and algorithms that we have developed and will continue to develop rely on the certain analytic equipment. There are only a few manufacturers of the equipment we will need and the chemical reagents that are required for use with a particular manufacturer's equipment will be available only from that equipment manufacturer. If the manufacturer of the equipment we acquire discontinues operation or if we and other testing laboratories experience supply or quality issues with their equipment or reagents, it may become necessary for us to adjust our products for different analytic equipment, which would require additional experiments to ensure reproducibility of our test results using the new equipment. As a result, we may be unable to provide our diagnostic products for a period of time.

Certain jurisdictions in which we may do business may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States.

We may conduct business in China and other foreign jurisdictions. In order to do business in these countries, we will be required to comply with the laws of those countries, including restrictions on exporting currency, requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions also entails political risk over which we have no control and for which we are unable to obtain insurance on acceptable terms. These countries also have different judicial systems, which may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. We can provide no assurance that the applicable laws of such foreign jurisdictions will not be changed in ways unfavorable to us, or that applicable laws will be adequately enforced in order to provide the same levels of protection accorded to us in the United States.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of our company or our assets at any particular time. Therefore, the purchase price you pay for the offered shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for the offered shares is fixed and will not vary based on the underlying value of our assets at any time. Our Board of Directors has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for the offered shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for the offered shares may not be supported by the current value of our company or our assets at any particular time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	Apr 25, 2018	Folder

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Baste Larsen · 4 days

Can you provide a section with the financials - current status and projections? What is the company cash burn going forward? There is a big difference between the minimum target of USD 450K for the fundraise (marketing purpose?) and the round size of USD 12m. Can you address how much money the company actually needs for the next milestones and what these are? How much are the revenues generated from the previous two products? Is the OneTest product completely finished/tested? There are US projected sales, but why do you not quantify potential sales towards the Asian markets and the testing institutes that have provided the original data?

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Maya Gowri · 6 days

1. Out of the 3,500 individuals tested using PAULA's Test, what was the success rate?
2. Are you planning on commercializing the OneTest as a diagnostic kit? Do you need a PMA approval from FDA? If yes, are you planning on starting clinical trials for PMA in the near future?

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Michael Curry · 6 days

What types of intellectual property, if any, have you secured or pursued protection for? Do you have any published patent applications or issued patents? If so, can you please provide the publication or patent numbers?

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Frequently Asked Questions

About Reg A Offerings

What does it mean that the SEC has qualified this offering?

"The SEC has qualified this offering" means the SEC has permitted 20/20 GeneSystems to offer for sale the securities described in the Offering Circular to investors such as you. The SEC is not judging the merits, accuracy, or completeness of the offering and information in the Offering Circular. Rather, the SEC is merely ensuring 20/20 GeneSystems has met all legal disclosure and regulatory requirements necessary to make these securities available to you.

Making an Investment in 20/20 GeneSystems

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by 20/20 GeneSystems. Once 20/20 GeneSystems accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to 20/20 GeneSystems in exchange for your securities. At that point, you will be a proud owner in 20/20 GeneSystems.

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.
A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.
To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

What if I change my mind about investing?
Until a closing occurs, you may cancel your investment at any time, for any reason. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

After My Investment

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now 20/20 GeneSystems does not plan to list these securities on a national exchange or another secondary market. At some point 20/20 GeneSystems may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when 20/20 GeneSystems either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement.

Other General Questions

What is this page about?
This is 20/20 GeneSystems's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. You will also find a copy of the 20/20 GeneSystems's Offering Circular, which has been qualified by the SEC. The Offering Circular includes important details about 20/20 GeneSystems's fundraise that you should review before investing.

What are the risks of this investment?
This investment is highly speculative and should not be made by anyone who cannot afford to risk the entire investment amount. In addition to these risks, you should carefully consider the specific information and risks disclosed in 20/20 GeneSystems's profile and Offering Circular.